UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 5, 2018, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2017.

The agenda for the annual general meeting of shareholders to be held on March 23, 2018 is currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2017

2)	Amendment of the articles of incorporation

3)	Appointment of non-executive directors

3-1)	Non-Executive Director Candidate: Suk Ho Sonu

3-2)	Non-Executive Director Candidate: Myung Hee Choi

3-3)	Non-Executive Director Candidate: Kouwhan Jeong

3-4)	Non-Executive Director Candidate: Suk Ryul Yoo

3-5)	Non-Executive Director Candidate: Jae Ha Park

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee*

Non-Executive Director Candidate: Jongsoo Han

5)	Appointment of members of the Audit Committee, who are non-executive directors

5-1)	Audit Committee Member Candidate: Suk Ho Sonu

5-2)	Audit Committee Member Candidate: Kouwhan Jeong

5-3)	Audit Committee Member Candidate: Jae Ha Park

6)	Approval of the aggregate remuneration limit for directors

7)	Amendment of the articles of incorporation (proposed by the Labor Union of Kookmin Bank and others)**

7-1)	Amendment to Article 36 of the articles of incorporation

7-2)	Amendment to Article 48 of the articles of incorporation

8)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank and others)**

Non-Executive Director Candidate: SoonWon Kwon

*	Pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies
**	Shareholders’ proposal from the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

Reference Material: The Board of Directors’ position on the proposals of the Labor Union of Kookmin Bank and others

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2017

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2017

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2017*

99.2	Consolidated Financial Statements for Fiscal Year 2017*

For the proposed dividend payment amount for fiscal year 2017, please refer to Separate Statements of Appropriation of Retained Earnings of the Separate Financial Statements for Fiscal Year 2017 included in Exhibit 99.1 attached hereto.

*Please note that the attached Separate and Consolidated Financial Statements are currently being audited by our independent auditor. For audited financial statements, including the Independent Auditor’s Reports, please refer to the Audit Reports of KB Financial Group Inc. scheduled to be furnished subsequently under the cover of a Form 6-K.

Agendum 2. Amendment of the Articles of Incorporation

The following table sets forth a summary of the proposed amendments to the articles of incorporation:

Current	Proposed Amendment	Reasons for Amendment

Article 48 (Committees)

(1) The Company may establish various committees including following committees within the Board of Directors as determined by the resolution of the Board of Directors for the purposes of smooth operation of the Board of Directors and effective management of the Company:

5. Corporate Governance Committee; and

6. Audit Committee

(newly added)

Article 48 (Committees)

(1) The Company may establish various committees including following committees within the Board of Directors as determined by the resolution of the Board of Directors for the purposes of smooth operation of the Board of Directors and effective management of the Company:

5. CEO Nominating Committee;

6. (same)

7. Subsidiaries’ CEO Nominating Committee.

To abolish or establish committees within the Board of Directors

Article 52 (Duties of Audit Committee) (8) In the selection and appointment of an external auditor, the Audit Committee shall approve it.	Article 52 (Duties of Audit Committee) (8) The Audit Committee shall select an external auditor.	To reflect an amendment to the Act on the External Audit of Stock Companies, ETC.

Article 55 (Preparation and Maintenance of Financial Statements and Business Report, etc.)

(1) The Representative Director of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data for items 1 through 3 and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:

1. balance sheet (statements of financial position referred to in Article 1-2 of the Act on the External Audit of Stock Companies);

Article 55 (Preparation and Maintenance of Financial Statements and Business Report, etc.)

(1) The Representative Director of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data for items 1 through 3 and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:

1. balance sheet(statements of financial position referred to in Article 2 of the Act on the External Audit of Stock Companies, ETC.);

To reflect an amendment to the Act on the External Audit of Stock Companies, ETC.

(4) Upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, within three (3) months from the end of the relevant fiscal year, the Representative Director shall make a public notice of the balance sheet(statements of financial position referred to in Article 1-2 of the Act on the External Audit of Stock Companies), income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies which are designated by the FSC and the opinion of an external auditor.	(4) Upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, within three (3) months from the end of the relevant fiscal year, the Representative Director shall make a public notice of the balance sheet(statements of financial position referred to in Article 2 of the Act on the External Audit of Stock Companies, ETC.), income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies, ETC. which are designated by the FSC and the opinion of an external auditor.	To reflect an amendment to the Act on the External Audit of Stock Companies, ETC.

Article 56 (Appointment of External Auditor)

The Company shall appoint the external auditor with the approval of the Audit Committee, and shall report such appointment to the Ordinary General Meeting of Shareholders to be held during the fiscal year in which he/she is appointed or to the shareholders as of the latest closing date of the shareholders’ registry in writing or in electronic form, or shall give a public notice regarding such appointment via the Company’s website and make such notice available until the end of the relevant fiscal year with respect to which the audit is conducted.

Article 56 (Appointment of External Auditor)

The Company shall appoint a person selected by the Audit Committee as the external auditor, and shall report such appointment to the Ordinary General Meeting of Shareholders to be held after he/she is appointed or to the shareholders as of the latest closing date of the shareholders’ registry in writing or in electronic form, or shall give a public notice regarding such appointment via the Company’s website and make such notice available until the end of the relevant fiscal year with respect to which the audit is conducted.

To reflect an amendment to the Act on the External Audit of Stock Companies, ETC.

(newly added)

ADDENDUM(2018.03.23)

Article 1(Effective Date)

The Articles of Incorporation shall become effective as of March 23, 2018; provided that Article 52 Paragraph (8), Article 55 Paragraph (1) Sub-paragraph 1, Article 55 Paragraph (4) Article 56 shall become effective as of November 1, 2018.

Agendum 3. Appointment of Non-Executive Directors

Nominees for Non-executive Directors(1)(2)

Name (Date of Birth)	Current Position	Career	Nominator	BoD Meeting Attendance Rate for Prior Year(3)	Term of Office
Suk Ho Sonu (New Appointment) (09/16/1951)	• Visiting Professor, Seoul National University Business School	• Dean, Hongik Graduate School of Business Administration • President, Korea Money and Finance Association • President, Korea Finance Association	Non-executive Director Nominating Committee	N/A	2 years

Myung Hee Choi (New Appointment) (02/22/1952)	• Vice President, Korea Internal Control Assessment Institute	• Auditor, Korea Exchange Bank • Director, Financial Supervisory Service • Senior Operation Officer, Seoul Branch, Citibank Korea	Non-executive Director Nominating Committee (4)	N/A	2 years

Kouwhan Jeong (New Appointment) (09/30/1953)	• President Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

			Non-executive Director Nominating Committee	N/A	2 years

Name (Date of Birth)	Current Position	Career	Nominator	BoD Meeting Attendance Rate for Prior Year(3)	Term of Office
Suk Ryul Yoo (Re-appointment) (04/21/1950)	—	• Visiting Professor, Seoul National University • Chairman, Credit Finance Association • President & CEO, Samsung Total Petrochemicals Co., Ltd. • President & CEO, Samsung Card Co., Ltd. • President & CEO, Samsung Life Insurance Co., Ltd. • President & CEO, Samsung Securities Co., Ltd. • President & CEO, Samsung Capital Co., Ltd.	Non-executive Director Nominating Committee	93%	1 year

Jae Ha Park (Re-appointment) (11/25/1957)	• Senior Research Fellow, Korea Institute of Finance	• Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	Non-executive Director Nominating Committee	100%	1 year

Note: (1)	Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.
(2)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
(3)	For the period from January 1, 2017 to December 31, 2017.
(4)	Recommended by shareholders pursuant to the non-executive director candidate recommendation policies of the Non-executive Director Nominating Committee.

Agendum 4. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name (Date of Birth)	Current Position	Career	Nominator	BoD Meeting Attendance Rate for Prior Year(4)	Term of Office
Jongsoo Han (Re-appointment) (10/16/1960)	• Professor, Ewha Womans University • Member, IFRS Interpretations Committee • President, Korean Academic Society of Accounting • Vice President, Korea Accounting Association	• Member, Korea Accounting Deliberating Council, Financial Services Commission • Member, Korea Accounting Standards Board	Non-executive Director Nominating Committee and Audit Committee Member Nominating Committee	100%	1 year

Note: (1)	The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph 5 of the Act on Corporate Governance of Financial Companies.
(2)	Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.
(3)	The nominee (i) has not engaged in any transaction with KB Financial Group Inc. in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group Inc.
(4)	For the period from January 1, 2017 to December 31, 2017.

Agendum 5. Appointment of Members of the Audit Committee, Who are Non-executive Directors

Nominees for Members of the Audit Committee, Who are Non-executive Directors(1)

Name (Date of Birth)	Current Position	Career	Nominator	BoD Meeting Attendance Rate for Prior Year(2)	Term of Office
Suk Ho Sonu (New Appointment) (09/16/1951)	• Visiting Professor, Seoul National University Business School	• Dean, Hongik Graduate School of Business Administration • President, Korea Money and Finance Association • President, Korea Finance Association	Audit Committee Member Nominating Committee	N/A	1 year

Kouwhan Jeong (New Appointment) (09/30/1953)	• President Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

			Audit Committee Member Nominating Committee	N/A	1 year

Name (Date of Birth)	Current Position	Career	Nominator	BoD Meeting Attendance Rate for Prior Year(2)	Term of Office
Jae Ha Park (Re-appointment) (11/25/1957)	• Senior Research Fellow, Korea Institute of Finance	• Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	Audit Committee Member Nominating Committee	100%	1 year

Note: (1)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
(2)	For the period from January 1, 2017 to December 31, 2017.

Agendum 6. Approval of the Aggregate Remuneration Limit for Directors

	For fiscal year 2017	For fiscal year 2018
Number of Directors (Number of Non-Executive Directors)	9 (7)	9 (7)(**)

Aggregate Remuneration Limit	Won 2.5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2017. The Board of Directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 35,000 treasury shares (*) will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group Inc. The Board of Directors will approve and ratify the standard and method of allocation and disbursements thereof.	Won 2.5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2018. The Board of Directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group Inc. The Board of Directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	This maximum aggregate amount includes the amount of long-term incentives applicable to the period from January 1, 2017 to November 20, 2017, out of the maximum aggregate amount of long-term incentives (a total of 100,000 shares that may be disbursed from November 21, 2014 to November 20, 2017) that was resolved at the annual general meeting of the shareholders for fiscal year 2015.
**	The number of directors (number of non-executive directors) may change depending on the results of the annual general meeting of shareholders.

Agendum 7. Amendment of the Articles of Incorporation (proposed by the Labor Union of Kookmin Bank and others)

(1)	Agendum 7-1. Amendment to Article 36 of the articles of incorporation

Current	Proposed Amendment	Reasons for Amendment
Article 36 (Election of Director) (3) (Newly added)

Article 36 (Election of Director)

(3) The Company shall not appoint a person, who has engaged in regular business of public service or activities of political parties for more than two(2) years as public officials under Article 3, Paragraph (1) of Public Service Ethics Act or party members under Political Parties Act within the most recent five(5) years, as a director for three(3) years from the time of his/her retirement.

Shareholders’ proposal (by the Labor Union of Kookmin Bank and others)*

*	The above agenda item was proposed by shareholders (the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union and others) pursuant to Article 363-2 of the Commercial Code and Article 33 of the Act on Corporate Governance of Financial Companies.

(2) Agendum 7-2. Amendment to Article 48 of the articles of incorporation

Current	Proposed Amendment	Reasons for Amendment
Article 48 (Committees) (2) Matters regarding the composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors.

Article 48 (Committees)

(2) Matters regarding the composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors; provided, however, that the Non-executive Director Nominating Committee prescribed under Paragraph 1 (3) shall consist of all Non-executive Directors.

Shareholders’ proposal (by the Labor Union of Kookmin Bank and others)*

*	The above agenda item was proposed by shareholders (the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union and others) pursuant to Article 363-2 of the Commercial Code and Article 33 of the Act on Corporate Governance of Financial Companies.

Agendum 8. Appointment of a Non-Executive Director (proposed by the Labor Union of Kookmin Bank and others)

Name (Date of Birth)	Current Position	Nominator	BoD Meeting Attendance Rate for Prior Year(2)	Term of Office
SoonWon Kwon (New Appointment) (09/27/1967)

•  Professor, Division of Business Administration, Sookmyung Women’s University

•  Member, Research Committee for Corporate Governance, Korea Corporate Governance Service

•  Member, Advisory Committee, Ministry of Employment and Labor

•  Vice President, Korean Academy of Organization and Management

		Shareholders’ proposal (by the Labor Union of Kookmin Bank and others) (1)	N/A	2 years

(1)	The above candidate was recommended by shareholders (the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union and others) pursuant to Article 363-2 of the Commercial Code and Article 33 of the Act on Corporate Governance of Financial Companies.
(2)	For the period from January 1, 2017 to December 31, 2017.

Reference Material: The Board of Directors’ position on the proposals of the Labor Union of Kookmin Bank and others

In order to secure a quorum for the resolutions of the shareholders’ meeting, KB Financial Group Inc. (the “Company”) encourages shareholders to exercise their voting rights via proxy. The Company requests that shareholders delegate their voting rights to the Company to ensure a smooth and successful shareholders’ meeting.

In accordance with applicable law, the Board of Directors of the Company (the “Board”) has reviewed the shareholders’ proposals from the labor union of Kookmin Bank, a chapter of the Korean Financial Industry Union, members of the Company’s employee stock ownership association and other labor associations within the Company, has included them as agenda items for the shareholders’ meeting.

As a general matter, the Board welcomes constructive proposals from the Company’s shareholders. With respect to the actual shareholder proposals at hand, the Board has sought to review whether they are beneficial to and in line with the interests of the Company and its shareholders as a whole, with a view to expressing a position on the proposals and thereby assisting shareholders in evaluating them.

Based on its review, the Board has concluded that these proposals are not in the best interest of the Company and its shareholders as a whole, for the reasons described below. The Board’s position, therefore, is that it opposes the proposals.

The Board, nonetheless, reiterates that it is always open to considering shareholder proposals that would be beneficial to the Company and its shareholders as a whole.

Agendum 7-1. Amendment to Article 36 of the articles of incorporation.

Current	Proposed Amendment
Article 36 (Election of Director) (3) (Newly added)

Article 36 (Election of Director)

(3) The Company shall not appoint a person, who has engaged in regular business of public service or activities of political parties for more than two(2) years as public officials under Article 3, Paragraph (1) of Public Service Ethics Act or party members under Political Parties Act within the most recent five(5) years, as a director for three(3) years from the time of his/her retirement.

In terms of the composition of the Board, the Company seeks to take into account relevant factors such as expertise and diversity, in order to promote the Company’s continued growth, enhance its corporate value and protect the interests of its shareholders and other stakeholders. In this connection, it is necessary for the Company to consider a large and diverse pool of talented individuals in order to identify the director candidates with the requisite experience and expertise. The Company reviews and selects nominees for its representative director (CEO) and non-executive directors from among such a large candidate pool, pursuant to a rigorous and fair review process that is transparent and publicly disclosed, in accordance with the requirements of applicable law. Accordingly, the Board believes that the likelihood of problems arising in connection with the nomination of directors, such as unfair selection of unqualified former officials as candidates (which the shareholder proposal is aimed at preventing), is fairly low.

Furthermore, the contents of the shareholder proposal significantly exceed the scope of the employment restriction rules under the Public Service Ethics Act and other relevant laws. As a result, there is a risk that the adoption of the shareholder proposal will unnecessarily hinder the Company’s ability to consider a large and diverse pool of talented individuals as candidates for directors. Notably, the articles of incorporation of other financial holding companies do not impose restrictions similar to those contained in the shareholder proposal.

For these reasons, the Board opposes the shareholder proposal to amend Article 36 of the Company’s articles of incorporation.

Agendum 7-2. Amendment to Article 48 of the articles of incorporation

Current	Proposed Amendment
Article 48 (Committees) (2) Matters regarding the composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors.

Article 48 (Committees)

(2) Matters regarding the composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors; provided, however, that the Non-executive Director Nominating Committee prescribed under Paragraph 1 (3) shall consist of all Non-executive Directors.

On February 8, 2018, the Regulations of the Non-executive Director Nominating Committee (the “Nominating Committee”) were amended to provide that the Nominating Committee shall consist only of up to four non-executive directors, and the Company publicly disclosed such amendment on February 9, 2018, after reflecting it in its Internal Corporate Governance Rules. Therefore, as a practical matter, the contents of the shareholder proposal have already been reflected in the Company’s relevant internal regulations.

Paragraph (2) of Article 48 of the Company’s articles of incorporation currently provides that matters regarding the composition, power and operation of committees of the Board shall be determined by resolution of the Board. By delegating to the Board the authority to make decisions regarding the operation of its committees, the provision enables the Board to respond proactively and effectively to any relevant changes in the Company’s business environment.

If the shareholder proposal is adopted, the composition of the Nominating Committee would be fixed in the articles of incorporation, which would create an inconsistency with how other committees of the Board are regulated and would impair the overall internal coherence of the articles of incorporation. Furthermore, there is a risk that the adoption of the shareholder proposal will unnecessarily hinder the efficient and flexible operation of the Board.

Therefore, the Board opposes the shareholder proposal to amend Article 48 of the Company’s articles of incorporation.

Agendum 8. Appointment of a Non-Executive Director

Name (Date of Birth)	Current Position	Nominator	Term of Office
SoonWon Kwon (New Appointment) (09/27/1967)

•  Professor, Division of Business Administration, Sookmyung Women’s University

•  Member, Research Committee for Corporate Governance, Korea Corporate Governance Service

•  Member, Advisory Committee, Ministry of Employment and Labor

•  Vice President, Korean Academy of Organization and Management

		Shareholders’ proposal (by the Labor Union of Kookmin Bank and others)	2 years

The Nominating Committee has nominated Suk Ho Sonu, Myung Hee Choi and Kouwhan Jeong for election as new non-executive directors at the general meeting of shareholders, pursuant to the committee’s non-executive director candidate recommendation policies and its rigorous and fair review process, as described below:

•	Since 2014, the Nominating Committee has maintained a list of potential candidates for non-executive directors, based on candidate recommendations received from shareholders and external search firms. The Company was the first financial company in Korea to adopt such candidate recommendation policies, as part of its efforts to maintain a pool of outstanding candidates for non-executive directors. Pursuant to such policies, any shareholder who owns at least one share of the Company, including members of its employee stock ownership association, may recommend a potential candidate for non-executive director.

•	A team of external consultants selected by the Nominating Committee evaluates the potential candidates’ expertise and capabilities in order to narrow down the list of potential candidates.

•	After a comprehensive review of the evaluation results of the external consultants as well as reputational assessments conducted by external search firms, the Nominating Committee selects and nominates the final candidates for new non-executive directors.

Accordingly, the Board places trust in the qualifications and capabilities of the non-executive director candidates selected by the Nominating Committee pursuant to the candidate recommendation policies and review process described above, and is confident that these non-executive directors will contribute to enhancing the Company’s shareholder value.

The Board believes that the non-executive director candidate recommendation policies and review process of the Nominating Committee are well-established and have been successful in promoting both the effective operation and the diversity of the Board. Under the circumstances, the Board’s view is that it would not be prudent to appoint as a non-executive director of the Company any candidate who has not been vetted and selected pursuant to such established policies and review process. Therefore, the Board opposes the shareholder proposal to appoint SoonWon Kwon as a non-executive director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 5, 2018	By: /s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Senior Managing Director and Chief Financial Officer

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2017 and 2016

(In millions of Korean won)	2017		2016

Assets
Cash and due from financial institutions	~~W~~	245,400	~~W~~	115,065
Financial assets at fair value through profit or loss		284,485		246,656
Loans		10,000		29,415
Investments in subsidiaries		24,062,116		21,392,745
Investment in associates		—		1,053,690
Property and equipment		697		469
Intangible assets		8,864		8,092
Net defined benefit assets		201		193
Deferred income tax assets		10,209		4,604
Other assets		480,378		519,223

Total assets	~~W~~	25,102,350	~~W~~	23,370,152

Liabilities
Debt	~~W~~	300,000		350,000
Debentures		5,162,600	~~W~~	3,474,200
Current income tax liabilities		308,854		419,607
Other liabilities		204,159		104,528

Total liabilities		5,975,613		4,348,335

Equity
Share capital		2,090,558		2,090,558
Capital surplus		14,742,814		14,656,168
Accumulated other comprehensive loss		(5,233)		(4,742)
Retained earnings		3,054,571		2,998,923
Treasury shares		(755,973)		(719,090)

Total equity		19,126,737		19,021,817

Total liabilities and equity	~~W~~	25,102,350	~~W~~	23,370,152

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(In millions of Korean won, except per share amounts)	2017		2016

Interest income	~~W~~	3,889	~~W~~	4,597
Interest expense		(101,107)		(60,521)

Net interest income		(97,218)		(55,924)

Fee and commission income		738		203
Fee and commission expense		(8,546)		(7,417)

Net fee and commission income		(7,808)		(7,214)

Net gains on financial assets at fair value through profit or loss		745		5,272

Net other operating income		709,544		694,908

General and administrative expenses		(57,220)		(46,734)

Operating profit before provision for credit losses		548,043		590,308
Provision for credit losses		—		—

Operating profit		548,043		590,308
Net non-operating income(expense)		125		(340)

Profit before income tax		548,168		589,968
Income tax benefit(expense)		5,449		164

Profit for the year		553,617		590,132

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(491)		237

Other comprehensive income(loss) for the year, net of tax		(491)		237

Total comprehensive income for the year	~~W~~	553,126	~~W~~	590,369

Earnings per share
Basic earnings per share	~~W~~	1,388	~~W~~	1,538
Diluted earnings per share		1,380		1,530

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

					Accumulated
					Other
	Share		Capital		Comprehensive		Retained		Treasury	Total
(In millions of Korean won)	Capital		Surplus		Loss		Earnings		Shares	Equity
Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,979)	~~W~~	2,787,416	—	~~W~~	18,228,004

Comprehensive income
Profit for the year		—		—		—		590,132	—		590,132
Remeasurements of net defined benefit liabilities		—		—		237		—	—		237

Total comprehensive income		—		—		237		590,132	—		590,369

Transactions with shareholders
Dividends		—		—		—		(378,625)	—		(378,625)
Acquisition of treasury shares		—		—		—		—	(719,090)		(719,090)
Issue of ordinary shares related to business combination		158,800		1,142,359		—		—	—		1,301,159

Total transactions with shareholders		158,800		1,142,359		—		(378,625)	(719,090)		203,444

Balance at December 31, 2016	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,742)	~~W~~	2,998,923	(719,090)	~~W~~	19,021,817

Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,742)	~~W~~	2,998,923	(719,090)	~~W~~	19,021,817

Comprehensive income
Profit for the year		—		—		—		553,617	—		553,617
Remeasurements of net defined benefit liabilities		—		—		(491)		—	—		(491)

Total comprehensive income		—		—		(491)		553,617	—		553,126

Transactions with shareholders
Dividends		—		—		—		(497,969)	—		(497,969)
Acquisition of treasury shares		—		—		—		—	(201,985)		(201,985)
Disposal of treasury shares		—		86,646		—		—	165,102		251,748

Total transactions with shareholders		—		86,646		—		(497,969)	(36,883)		(448,206)

Balance at December 31, 2017	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,571	(755,973)	~~W~~	19,126,737

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(In millions of Korean won)	2017		2016
Cash flows from operating activities
Profit for the year	~~W~~	553,617	~~W~~	590,132

Adjustment for non-cash items
Depreciation and amortization		604		801
Share-based payments		7,539		3,724
Net interest expense (income)		9,430		1,073
Net Loss from valuation on financial assets at fair value through profit or loss		12,171		2,462
Net other expense		2,182		2,214

		31,926		10,274

Changes in operating assets and Liabilities
Deferred income tax assets		(5,448)		(89)
Other assets		(699)		(1,433)
Other liabilities		7,267		(3,164)

		1,120		(4,686)

Net cash inflow from operating activities		586,663		595,720

Cash flows from investing activities
Acquisition of investments in subsidiaries		(1,363,932)		(1,534,021)
Acquisition of investment in associate		—		(170,625)
Acquisition of financial assets at fair value through profit or loss		(50,000)		(150,000)
Increase in loans		(10,000)		(29,415)
Decrease in loans		29,415		—
Acquisition of property and equipment		(466)		(163)
Disposal of property and equipment		2		—
Acquisition of intangible assets		(1,073)		(107)
Disposal of intangible assets		—		10
Net increase (decrease) in guarantee deposits paid		3,498		(1,590)

Net cash outflow from investing activities		(1,392,556)		(1,885,911)

Cash flows from financing activities
Net increase (decrease) in debts		(50,263)		350,000
Proceeds from issuance of debentures		1,836,114		1,975,742
Repayments of debentures		(149,669)		(150,000)
Dividends paid		(497,969)		(378,625)
Acquisition of treasury shares		(201,985)		(716,808)

Net cash inflow from financing activities		936,228		1,080,309

Net increase (decrease) in cash and cash equivalents		130,335		(209,882)
Cash and cash equivalents at the beginning of the year		115,062		324,944

Cash and cash equivalents at the end of the year	~~W~~	245,397	~~W~~	115,062

KB Financial Group Inc.

Separate Statements of Appropriation of Retained Earnings

(Expected date of appropriation for 2017: March 23, 2018)

(Date of appropriation for 2016: March 24, 2017)

(In millions of Korean won)	2017		2016
Unappropriated retained earnings
Balance at the beginning of the year	~~W~~	1,181,583	~~W~~	1,150,327
Profit for the year		553,617		590,132

		1,735,200		1,740,459

Transfers such as discretionary reserves
Regulatory reserve for credit losses		126		—

		126		—

Appropriation of retained earnings
Legal reserve		55,362		59,013
Regulatory reserve for credit losses		—		1,894
Cash dividends		766,728		497,969
(Dividends per common share: ~~W~~1,920 (38.4%) in 2017)
(Dividends per common share: ~~W~~1,250 (25.0%) in 2016)

		822,090		558,876

Unappropriated retained earnings to be carried forward	~~W~~	913,236	~~W~~	1,181,583

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2017 and 2016

(in millions of Korean won)	2017		2016
Assets
Cash and due from financial institutions	~~W~~	19,817,825	~~W~~	17,884,863
Financial assets at fair value through profit or loss		32,227,345		27,858,364
Derivative financial assets		3,310,166		3,381,935
Loans		290,122,838		265,486,134
Financial investments		66,608,243		45,147,797
Investments in associates and joint ventures		335,070		1,770,673
Property and equipment		4,201,697		3,627,268
Investment property		848,481		755,011
Intangible assets		2,943,060		652,316
Net defined benefit assets		894		—
Current income tax assets		6,324		65,738
Deferred income tax assets		3,991		133,624
Assets held for sale		155,506		52,148
Other assets		16,204,169		8,857,785

Total assets	~~W~~	436,785,609	~~W~~	375,673,656

Liabilities
Financial liabilities at fair value through profit or loss	~~W~~	12,023,058	~~W~~	12,122,836
Derivative financial liabilities		3,142,765		3,807,128
Deposits		255,800,048		239,729,695
Debts		28,820,928		26,251,486
Debentures		44,992,724		34,992,057
Provisions		568,033		537,717
Net defined benefit liabilities		154,702		96,299
Current income tax liabilities		433,870		441,812
Deferred income tax liabilities		533,255		103,482
Insurance contract		31,801,275		7,290,844
Other liabilities		24,469,632		19,038,897

Total liabilities		402,740,290		344,412,253

Equity
Share capital		2,090,558		2,090,558
Capital surplus		17,122,228		16,994,902
Accumulated other comprehensive income		537,668		405,329
Retained earnings		15,044,694		12,229,228
Treasury shares		(755,973)		(721,973)

Equity attributable to shareholders of the Parent Company		34,039,175		30,998,044
Non-controlling interests		6,144		263,359

Total equity		34,045,319		31,261,403

Total liabilities and equity	~~W~~	436,785,609	~~W~~	375,673,656

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(In millions of Korean won, except per share amounts)	2017		2016
Interest income	~~W~~	11,382,452	~~W~~	10,021,882
Interest expense		(3,672,443)		(3,619,353)

Net interest income		7,710,009		6,402,529

Fee and commission income		3,988,250		3,150,877
Fee and commission expense		(1,938,226)		(1,565,985)

Net fee and commission income		2,050,024		1,584,892

Insurance income		8,970,992		1,201,352
Insurance expense		(8,377,282)		(1,319,155)

Net insurance income (expense)		593,710		(117,803)

Net gains (losses) on financial assets/liabilities at fair value through profit or loss		740,329		(8,768)

Net other operating expenses		(901,890)		(415,908)

General and administrative expenses		(5,627,988)		(5,228,711)

Operating profit before provision for credit losses		4,564,194		2,216,231
Provision for credit losses		(548,244)		(539,283)

Net operating income		4,015,950		1,676,948

Share of profit of associates and joint ventures		84,274		280,838
Net other non-operating income		38,876		670,869

Net non-operating income		123,150		951,707

Profit before income tax		4,139,100		2,628,655
Income tax expense		(795,149)		(438,475)

Profit for the period		3,343,951		2,190,180

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		22,605		12,671
Share of other comprehensive income of associates and joint ventures		(145)		3,623

		22,460		16,294

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(110,037)		20,148
Valuation Gains (losses) on financial investments		89,117		(47,871)
Share of other comprehensive loss of associates and joint ventures		100,880		(10,716)
Cash flow hedges		20,959		4,303
Gains (Losses) on hedges of net investments in foreign operations		26,614		(7,095)
Other comprehensive income of separate account		(13,767)		—

		113,766		(41,231)

Other comprehensive income for the period, net of tax		136,226		(24,937)

Total comprehensive income for the period	~~W~~	3,480,177	~~W~~	2,165,243

Profit attributable to:
Shareholders of the Parent Company	~~W~~	3,311,928	~~W~~	2,143,744
Non-controlling interests		32,023		46,436

	~~W~~	3,343,951	~~W~~	2,190,180

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		3,445,775		2,118,829
Non-controlling interests		34,402		46,414

	~~W~~	3,480,177	~~W~~	2,165,243

Earnings per share
Basic earnings per share	~~W~~	8,306	~~W~~	5,588
Diluted earnings per share		8,259		5,559

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

	Equity attributable to shareholders of the Parent Company
					Accumulated
					Other
	Share		Capital		Comprehensive		Retained		Treasury		Non-controlling		Total
(in millions of Korean won)	Capital		Surplus		Income		Earnings		Shares		Interests		Equity
Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	430,244	~~W~~	10,464,109	~~W~~	—	~~W~~	222,101	~~W~~	28,902,722

Comprehensive income
Profit for the period		—		—		—		2,143,744		—		46,436		2,190,180
Remeasurements of net defined benefit liabilities		—		—		12,821		—		—		(150)		12,671
Exchange differences on translating foreign operations		—		—		20,148		—		—		—		20,148
Change in value of financial investments		—		—		(47,794)		—		—		(77)		(47,871)
Share of other comprehensive income of associates		—		—		(7,093)		—		—		—		(7,093)
Cash flow hedges		—		—		4,098		—		—		205		4,303
Losses on hedges of net investments in foreign operations		—		—		(7,095)		—		—		—		(7,095)

Total comprehensive income		—		—		(24,915)		2,143,744		—		46,414		2,165,243

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		(721,973)		—		(721,973)
Issue of ordinary shares related to business combination		158,800		1,142,359		—		—		—		—		1,301,159
Others		—		(1,967)		—		—		—		—		(1,967)

Total transactions with shareholders		158,800		1,140,392		—		(378,625)		(721,973)		(5,156)		193,438

Balance at December 31, 2016	~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Comprehensive income
Profit for the period		—		—		—		3,311,928		—		32,023		3,343,951
Remeasurements of net defined benefit liabilities		—		—		22,685		—		—		(80)		22,605
Exchange differences on translating foreign operations		—		—		(109,727)		—		—		(310)		(110,037)
Change in value of financial investments		—		—		86,176		—		—		2,941		89,117
Shares of other comprehensive income of associates and joint ventures		—		—		100,735		—		—		—		100,735
Cash flow hedges		—		—		21,055		—		—		(96)		20,959
Gains on hedges of net investments in foreign operations		—		—		26,614		—		—		—		26,614
Other comprehensive income of separate account		—		—		(13,692)		—		—		(75)		(13,767)
Transfer to other accounts		—		—		(1,507)		1,507		—		—		—

Total comprehensive income		—		—		132,339		3,313,435		—		34,403		3,480,177

Transactions with shareholders
Dividends paid to shareholders of the Parent Company ,		—		—		—		(497,969)		—		(5,156)		(503,125)
Acquisition of treasury shares		—		—		—		—		(202,051)		—		(202,051)
Disposal of treasury shares		—		87,212		—		—		168,051		—		255,263
Changes in interest in subsidiaries		—		41,352		—		—		—		(288,802)		(247,450)
Others		—		(1,238)		—		—		—		2,340		1,102

Total transactions with shareholders		—		127,326		—		(497,969)		(34,000)		(291,618)		(696,261)

Balance at December 31, 2017	~~W~~	2,090,558	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,694	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,045,319

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(in millions of Korean won)	2017		2016
Cash flows from operating activities
Profit for the period	~~W~~	3,343,951	~~W~~	2,190,180

Adjustment for non-cash items
Net loss (gain) on financial assets/liabilities at fair value through profit or loss		(106,868)		401,556
Net loss (gain) on derivative financial instruments for hedging purposes		(135,363)		69,573
Adjustment of fair value of derivative financial instruments		(1,000)		338
Provision for credit loss		548,244		539,283
Net loss (gain) on financial investments		110,156		(139,800)
Share of profit of associates and joint ventures		(84,274)		(280,838)
Depreciation and amortization expense		550,343		289,438
Other net losses on property and equipment/intangible assets		30,893		5,259
Share-based payments		72,694		38,190
Policy reserve appropriation		1,644,389		366,145
Post-employment benefits		233,501		197,696
Net interest expense		363,803		421,679
Loss on foreign currency translation		(70,399)		15,931
Gains on bargain purchase		(122,986)		(628,614)
Net other expense		204,122		65,412

		3,237,255		1,361,248

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(3,946,805)		(1,463,824)
Derivative financial instruments		(295,795)		147,137
Loans		(22,465,758)		(16,423,939)
Current income tax assets		59,334		(8,868)
Deferred income tax assets		3,186		(87,701)
Other assets		(3,938,297)		1,393,689
Financial liabilities at fair value through profit or loss		66,222		356,880
Deposits		18,858,210		12,042,422
Deferred income tax liabilities		108,541		(150,333)
Other liabilities		150,450		1,768,096

		(11,400,712)		(2,426,441)

Net cash flow from operating activities		(4,819,506)		1,124,987

Cash flows from investing activities
Disposal of financial investments		38,050,549		28,066,113
Acquisition of financial investments		(46,538,295)		(30,737,148)
Disposal of investments in associates and joint ventures		141,052		106,658
Acquisition of investments in associates and joint ventures		(53,375)		(1,558,731)
Disposal of property and equipment		31,167		809
Acquisition of property and equipment		(298,368)		(397,157)
Disposal of investment property		1,593		—
Acquisition of investment property		(262)		(1,254)
Disposal of intangible assets		7,603		8,330
Acquisition of intangible assets		(111,894)		(111,603)
Net cash flows from the change in subsidiaries		(405,817)		95,304
Others		446,628		90,141

Net cash flow from investing activities		(8,729,419)		(4,438,538)

Cash flows from financing activities

Net cash flows from derivative financial instruments for hedging purposes		63,827		11,035
Net increase in debts		4,272,011		1,849,513
Increase in debentures		139,700,967		99,305,813
Decrease in debentures		(129,235,557)		(98,484,764)
Increase in other payables from trust accounts		587,523		1,639,104
Dividends paid to shareholders of the Parent Company		(497,968)		(378,625)
Disposal of treasury shares		3,515		—
Acquisition of treasury shares		(202,051)		(716,808)
Dividends paid to non-controlling interests		(5,156)		(5,156)
Increase in non-controlling interests		(163,658)		—
Others		148,774		(38,786)

Net cash flow from financing activities		14,672,227		3,181,326

Effect of exchange rate changes on cash and cash equivalents		(133,240)		89,142

Net increase (decrease) in cash and cash equivalents		990,062		(43,083)
Cash and cash equivalents at the beginning of the period		7,414,836		7,457,919

Cash and cash equivalents at the end of the period	~~W~~	8,404,898	~~W~~	7,414,836